Exhibit (a)(1)(F)

STEALTHGAS INC. COMMENCES SELF TENDER OFFER

TO PURCHASE UP TO 4,761,904 SHARES

ATHENS, GREECE, March 31, 2020. STEALTHGAS INC. (Nasdaq: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, today announced the commencement of a tender offer to purchase up to 4,761,904 shares, or about 12.1%, of its outstanding common stock using funds available from cash and cash equivalents at a price of $2.10 per share. The tender offer will expire at the end of the day, 5:00 P.M., New York City Time, on April 28, 2020, unless extended or withdrawn. The Board of Directors determined that it is in the Company’s best interest to repurchase shares at this time given StealthGas’ cash position and stock price. The tender offer is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions. Specific instructions and an explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that are being mailed to shareholders.

StealthGas has retained Okapi Partners LLC as the information agent for the tender offer and American Stock Transfer & Trust Co., LLC as the depositary.

Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed to the Company’s shareholders. Requests for documents and questions regarding the tender offer may be directed to Okapi Partners LLC by telephone at (888) 785-6709 or banks and brokers may call (212) 297-0720, or by email at info@okapipartners.com.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 50 vessels. The fleet is comprised of 46 LPG carriers, including eight Joint Venture vessels and an 11,000 cbm newbuilding pressurized LPG carrier with expected delivery in 2021. These LPG vessels have a total capacity of 432,141 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Certain Information Regarding the Tender Offer

The information in this press release describing StealthGas Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of StealthGas Inc.’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that StealthGas Inc. is distributing to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Shareholders of StealthGas Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that StealthGas Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Okapi Partners LLC, the information agent for the tender offer, toll free at (888) 785-6709. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Okapi Partners LLC, the information agent for the tender offer, toll free at (888) 785-6709. Parties outside the U.S. can reach the information agent at +1 (212) 297-0720.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of STEALTHGAS INC. to complete the tender offer considering the various conditions to the tender offer, some of which are outside STEALTHGAS INC.’s control; the strength of world economies and currencies, ongoing developments relating to the spread and containment of coronavirus (COVID-19), general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

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